UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For March 30, 2011
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

     This report on Form 6-K and the exhibits attached hereto are incorporated by reference into the Registration Statements on Form F-3, Registration Nos. 333-145098 and 333-149916, of FreeSeas Inc.
SUBMITTED HEREWITH:
Exhibit
99.1	Consolidated Capitalization as of December 31, 2010.

99.2	Risk Factors.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.4	Audited Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008.
99.5	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.

99.6	Consent of PricewaterhouseCoopers S.A.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 30, 2011	FreeSeas Inc.
	By:	/s/ Alexandros Mylonas
		Name:	Alexandros Mylonas
		Title:	Chief Financial Officer

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